September 30, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Kathleen Collins, Accounting Branch Chief, Office of Information Technologies and Services

Re:	Symantec Corporation
Form 10-K for the Fiscal Year Ended April 1, 2016
Filed May 20, 2016
Form 10-Q for the Quarterly Period Ended July 1, 2016
Filed August 5, 2016
File No. 000-17781

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 23, 2016, from Ms. Kathleen Collins to Mr. Thomas J. Seifert of Symantec Corporation (the “Company,” “we,” “our” and “us”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.

Form 10-K for the Fiscal Year Ended April 1, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

1.	You make several references to “the ongoing impact of changes to [y]our renewal practices” when discussing the decrease in revenue. However, you do not explain what these changes are nor do you quantify the impact. Please tell us what these renewal practices relate to; what changes you have made or are making to them; the quantified impact of the changes in the periods presented; as well as whether these changes have impacted your revenue recognition policies for such arrangements. Further, consider expanding your disclosures in future filings to incorporate this information. Refer to Section III.B of SEC Release No. 33-8350.

Response:

We supplementally advise the Staff that the phrase “ongoing changes to our renewal practices” refers to a change in fiscal 2014 to our renewal practices within our consumer security business as part of our then-previously disclosed decision to redesign our go-to-market strategy, and the ongoing impact of that change in renewal practices on our consumer security revenue. Beginning in fiscal 2014, we built a renewals group to focus on extending the customer relationship and make it easier to renew and do business with us and in connection with that effort, we eliminated the auto-renewal option with respect to our consumer subscription model for our Norton-branded services. As a result of this change to the consumer subscription model, subscribers were thereafter required to affirmatively renew their subscriptions with us. We believe this change in our renewal practices contributed to the previously-reported declines to our consumer security revenue in each of the last eight fiscal quarters and three fiscal years. While we believe our renewals data to be sufficiently reliable to provide the qualitative discussion we have provided in the reports we file with the Commission, we do not believe that such data lends itself to being prepared with sufficient precision to be quantified in such reports or in our response to the Staff’s comment. As disclosed on page 9, our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our solutions or our customer support, customer budgets and the pricing of our solutions compared with the solutions offered by our competitors. As such, we are unable to precisely isolate the impact of the change in our renewals practices from the other factors that may have contributed to the decline in our consumer security revenue from period to period.

We also supplementally advise the Staff that the change in our renewals practices has not impacted our revenue recognition policies.

In light of the Staff’s comment, to the extent the same factor is contributing to a decrease in our consumer security revenue, in future filings we will revise the phrase noted in the Staff’s comment to make it clear that we are referring to the ongoing impact of changes previously implemented and will expand our disclosure of this factor as appropriate to enhance a reader’s understanding of the changes in our results of operations.

Cost of revenues by fiscal year, page 31

2.	You reference multiple factors underlying a variance in cost of revenues: however, you do not quantify the relative contribution of each factor to the extent material. For example, in your discussion of cost of revenues, you state that the decrease is “due to favorable currency effects, a decrease in OEM royalty fees, and a decrease in service related and content delivery expenses,” without providing quantification. Please tell us what consideration was given to Section III.D of SEC Release No. 33-6835.

Response:

We respectfully advise the Staff that we considered Section III.D of SEC Release No. 33-6835 in our discussion of the variance in cost of revenue, including the quantification of the underlying factors of individual subaccounts. Because our cost of revenues for the periods presented include unallocated corporate charges which, due to cost and system limitations, have not been historically allocated to individual subaccounts, it was not practical nor could we, with a high level precision, determine the specific dollar value or percentage variance for each subaccount of cost of revenue including the unallocated charges.

Accordingly, for the periods presented we identified the most significant subaccount categories impacting the variance in the cost of revenues, which included favorable foreign currency effects, a decrease in OEM royalty fees and a decrease in service related and content delivery expenses. In future periods, we expect unallocated corporate charges to diminish with the completion of the sale of the assets of our information management business enabling us to more precisely quantify cost of revenues and expand our narrative to include material dollar amounts or percentages in future filings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Commitments and Contingencies

Litigation Contingencies, page 61

3.	We note several news articles discussing patent infringement proceedings initiated against you by Finjan Holdings, Inc. In light of the other specific legal matters you disclose, please tell us what consideration was given to disclosing the nature of this matter as well as an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made (or, if true, a statement that the estimate is immaterial in lieu of providing quantified amounts). Refer to ASC 450-20-50-4.

Response:

We respectfully advise the Staff that we determine the accounting and disclosures for commitments and contingencies with respect to legal proceedings in accordance with the applicable accounting guidance, including ASC 450-20. We note that ASC 450-20-50-3 indicates that “disclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists (a) an accrual is not made… or (b) an exposure to loss exists in excess of the amount accrued….” ASC 450 defines a “reasonable possibility” as more than remote but less than likely. In addition, ASC 450-20-50-4 requires a disclosure of an estimate of possible loss or range of loss or a statement that such an estimate cannot be made. In all of our outstanding legal matters in which we have not made an accrual, management is unable to estimate a range of reasonably possible loss due to various reasons, including, among others: (1) that the proceedings are in early stages, (2) that there is uncertainty as to the outcome of pending appeals, motions, or settlements, (3) that there are significant factual issues to be resolved, and/or (4) that there are novel legal issues presented. Consequently, pursuant to ASC 450, only a statement that an estimate of the loss cannot be made is required. In connection with the preparation of the audited financial statements that were included in our Annual Report on Form 10-K for the fiscal year ended April 1, 2016, we evaluated the matter to which the Staff refers in its comment and determined that the matter was not material but there was a reasonable possibility that a loss may have been incurred. As such, the Company believed that the following statement on page 63 (Note 7) met the requirements of ASC 450-20-50-4:

“We are involved in a number of other judicial and administrative proceedings that are incidental to our business. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our business, results of operations, financial condition or cash flows.”

In future filings, however, we expect to expand disclosure with respect to our legal matters involving Finjan Holdings, Inc. (“Finjan”). In this regard, we note that as a result of our acquisition of Blue Coat, Inc. on August 1, 2016, we inherited legal matters involving Finjan. See pages F-45 and F-46 of Amendment No. 1 to Blue Coat, Inc.’s Registration Statement on Form S-1 (333-211786), filed with the Commission on June 7, 2016.

Note 11. Income Taxes, page 69

4.	We note from disclosure on page 33 that income tax expense in fiscal 2016 was primarily driven by “$1.1 billion of tax expense for providing U.S. taxes on certain undistributed foreign earnings, primarily those attributable to the sale of Veritas.” Please clarify whether the undistributed foreign earnings of Veritas have been excluded from the $3.8 billion of cumulative unremitted earnings of certain foreign subsidiaries that you plan to reinvest indefinitely as of April 1, 2016.

Response:

We supplementally advise the Staff that the undistributed foreign earnings of Veritas have been excluded from the $3.8 billion of cumulative unremitted earnings of certain foreign subsidiaries that we plan to reinvest indefinitely as of April 1, 2016. In future filings we will revise the disclosure referenced in the Staff’s comment to more clearly express this fact.

Form 10-Q for the Quarterly Period Ended July 1, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 27

5.	You disclose there were no significant changes to your contractual obligations as compared to those as of April 1, 2016. This does not appear to be consistent with the $1 billion in additional debt borrowed during the quarter. Please confirm that in future filings your contractual obligations disclosures will contemplate any relevant transactions that occurred in the respective period, consistent with Item 303(b) of Regulation S-K, Instruction 7, as applicable.

Response:

We confirm that in future filings we will update our contractual obligations disclosures to disclose the $1 billion borrowed in May 2016 and any relevant transactions that occurred in the respective period, consistent with Item 303(b) of Regulation S-K, Instruction 7, as applicable, including the items described under the caption “Debt” in Note 13 of the Notes to Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended July 1, 2016.

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As requested, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at 650-527-6643 or to Mark Garfield, Senior Vice President and Chief Accounting Officer of the Company, at 650-527-3889.

Very truly yours,

/s/ Thomas J. Seifert

Thomas J. Seifert Executive Vice President and Chief Financial Officer Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
Gregory S. Clark, Chief Executive Officer
Scott Taylor, Executive Vice President, General Counsel and Secretary
Mark Garfield, Senior Vice President and Chief Accounting Officer
Gabe de la Rosa, Partner, KPMG LLP
William L. Hughes, Fenwick & West LLP